Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PetroChina Company Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed April 29, 2021

File No. 1-15006

Dear sirs,

On behalf of the Company, I acknowledge receipt by the Company to your letter dated September 30, 2021 (the “Comment Letter”) with respect to the above-referenced filing.

The Company is working to respond to the Comment Letter; however, it will require additional time to consider and respond to the Staff’s comments. Accordingly, the Company respectfully requests an extension to respond to the Comment Letter such that the Company would respond by November 10, 2021.

We are grateful for the Staff’s accommodation in this matter.

Should you have any question to this request, please do not hesitate to contact me at hko@petrochina.com.hk or +852.2899.2010, or our attorney, Kyungwon Lee, Esq. at Kyungwon.Lee@Shearman.com or +852.2978.8078.

Very truly yours,

/s/ Fang Wei
Name: Fang Wei
Title: Alternative Authorized Representative

cc: Via E-mail

Shouping Chai, Company Secretary and CFO

PetroChina Company Limited

Kyungwon Lee, Esq., Partner

Shearman & Sterling LLP

Unit 3705, Tower Two, Lippo Centre, No. 89 Queensway, Hong Kong

香港金钟道89号力宝中心第二座3705 室

Phone电话：(852) 2899-2010 Fax 传真：(852) 2899-2390

E-mail 电邮：hko@petrochina.com.hk